EXHIBIT 4.1
As of January 31, 2007
LIGGETT GROUP LLC
100 MAPLE LLC
100 Maple Lane
Mebane, North Carolina 27302
Re:    Amendment No. 4 to Financing Agreements
Ladies and Gentlemen:
     Reference is made to the financing arrangements between Wachovia Bank, National Association, successor by merger to Congress Financial Corporation (“Lender”) and Liggett Group LLC, a Delaware limited liability company, as successor to Liggett Group, Inc. (“Borrower”) pursuant to the terms of the Amended and Restated Loan and Security Agreement, dated as of April 14, 2004 (as the same may now exist or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced, the “Loan Agreement”). Capitalized terms used herein shall have the meanings assigned thereto in the Loan Agreement, unless otherwise defined herein.
     Maple and Borrower have requested that Lender extend the term of the Loan Agreement and to make certain amendments thereto, which Lender has agreed to the foregoing subject to the terms hereof.
     In consideration of the mutual agreements and covenants contained herein and other good and valuable consideration, the parties hereto agree as follows:
Additional Definitions. Section 1 of the Loan Agreement is hereby amended by the addition thereto of the following defined terms:
     “ “Bank Products” shall mean any one or more of the following types or services or facilities provided to Borrower by Lender or any Affiliate of Lender: (a) credit cards or stored value cards or (b) cash management or related services, including (i) the automated clearinghouse transfer of funds for the account of Borrower pursuant to agreement or overdraft for any accounts of Borrower maintained at Lender that are subject to the control of Lender, whether pursuant to any Deposit Account Control Agreement to which Lender is a party or by Lender being the bank at which the deposit account is maintained, as applicable, and (ii) controlled disbursement services and (c) Hedge Agreements if and to the extent permitted hereunder.
     “Hedge Agreement” shall mean an agreement between Borrower and Lender, or any Affiliate of Lender, that is a swap agreement as such term is defined in 11 U.S.C. Section 101, and including any rate swap agreement, basis swap, forward rate agreement, commodity swap, interest rate option, forward foreign exchange agreement, spot foreign exchange agreement, rate cap agreement, floor agreement, rate collar agreement, currency swap agreement, cross-currency rate swap agreement, currency option, any other similar agreement (including any option to enter into any of the foregoing or a master agreement for any of the foregoing together with all supplements thereto) for the purpose of protecting against or managing exposure to fluctuations in interest or exchange rates, currency valuations or commodity prices; sometimes being collectively referred to herein as “Hedge Agreements.
     “Capital Expenditures” means all payments or accruals (including Capital Lease Obligations) for any fixed assets or improvements or for replacements, substitutions or additions thereto, that have a useful life of more than one year and that are required to be capitalized under GAAP.
     “Consolidated Net Income” shall mean, with respect to any Person, for any period, the aggregate of the net income (loss) of such Person and its Subsidiaries, on a consolidated basis, for such period, excluding to the extent included therein any extraordinary, one-time or non-recurring gains or non-cash losses, after deducting all charges which should be deducted before arriving at the net income (loss) for such period and after deducting the Provision for Taxes for such period, all as determined in accordance with GAAP; provided, that, (a) the net income of any Person that is not a majority owned Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of cash dividends or similar distributions paid to such Person or a majority owned Subsidiary of such Person; (b) the effect of any change in accounting principles adopted by (or applicable) such Person or its Subsidiaries after the date hereof (including any cumulative effects resulting from changes in purchase accounting principles) shall be excluded; and (c) the net income (if positive) of any majority-owned Subsidiary of such Person to the extent the payment of cash dividends or similar cash distributions by such Subsidiary is not at the time permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such majority-owned Subsidiary shall be excluded (except to the extent of the amount of cash dividends or similar distributions paid to such Person or a majority owned Subsidiary of such Person). For the purpose of this definition, net income excludes any material gain or non-cash loss, together with any related fees and expenses and Provision for Taxes, for such gain or non-cash loss realized upon the sale or other disposition of any assets or of any Capital Stock of such Person or a Subsidiary of such Person.
     “EBITDA” shall mean as to any Person, with respect to any period, an amount equal to: (a) the Consolidated Net income of such

Person, and its Subsidiaries for such period, plus (b) depreciation and amortization, imputed interest, deferred compensation for such period and other non-cash charges (to the extent deducted in the computation of Consolidated net Income of such Person), all in accordance with GAAP, plus (c) Interest Expense for such period (to the extent deducted in the computation of Consolidated Net Income of such Person), plus (d) the Provision for Taxes for such period (to the extent deducted in the computation of Consolidated Net Income of such Person). EBITDA shall be calculated on a trailing twelve (12) month basis.
     “Interest Expense” shall mean, for any period, as to any Person, as determined in accordance with GAAP, the total interest expense of such Person, whether paid or accrued during such period but without duplication (including the interest component of Capital Leases for such period), including, without limitation, discounts in connection with the sale of any Accounts that are sold for purposes other than collection, but excluding interest paid in property other than cash and any other interest expense not payable in cash.
     “Provision for Taxes” shall mean an amount equal to all taxes imposed on or measured by net income or due under any tax sharing agreement or arrangement with Vector Group Ltd., whether Federal, State, Provincial, country or local , and whether foreign or domestic, that are paid or payable by any Person in respect of any period in accordance with GAAP.”
The definition of “Financing Agreements”, appearing in Section 1 of the Agreement, is hereby deleted, in its entirety, and replaced by the following definition:
     “ “Financing Agreements” shall mean, collectively, this Agreement and all notes, guarantees, security agreements, deposit account control agreements, investment property control agreements, intercreditor agreements and all other agreements, documents and instruments now or at any time hereafter executed and/or delivered by Borrower or any Obligor in connection with this Agreement; provided, that, in no event shall the term Financing Agreements be deemed to include any Hedge Agreement.”
The definition of “Obligations” appearing in Section 1 of the Agreement, is hereby deleted, in its entirety, and replaced by the following definition:
     “ “Obligations” shall mean a) any and all Loans, Letter of Credit Obligations and all other obligations, liabilities and indebtedness of every kind, nature and description owing by Borrower to Lender, including principal, interest, charges, fees, costs and expenses, however evidenced, whether as principal, surety, endorser, guarantor or otherwise, arising under this Agreement or any of the other Financing Agreements, whether now existing or hereafter arising, whether arising before, during or after the initial or any renewal term of this Agreement or after the commencement of any case with respect to Borrower under the United States Bankruptcy Code or any similar statute (including the payment of interest and other amounts which would accrue and become due but for the commencement of such case, whether or not such amounts are allowed or allowable in whole or in part in such case), whether direct or indirect, absolute or contingent, joint or several, due or not due, primary or secondary, liquidated or unliquidated, or secured or unsecured and b) for purposes only of Section 5.1 hereof and subject to the priority in right of payment set forth in Section 6.4 hereof, all obligations, liabilities and indebtedness of every kind, nature and description owing by Borrower to Lender or any Affiliate of Lender arising under or pursuant to any Bank Products, whether now existing or hereafter arising (and in the case of any Affiliate of Lender, Lender shall be deemed to act as Lender for such Affiliate for purposes of Section 5.1 hereof).”
Amendment to the Interest Rate. Section 1.50 of the Loan Agreement is hereby amended and restated in its entirety as follows:
     “1.50 “Interest Rate” shall mean,
     c) Subject to clause (b) of this definition below:
     i) as to Prime Rate Loans, a rate equal to zero (0%) percent per annum in excess of the Prime Rate,
     ii) as to Eurodollar Rate Loans, a rate equal to two (2.00%) percent per annum in excess of the Adjusted Eurodollar Rate (in each case, based on the Eurodollar Rate applicable for the Interest Period selected by Borrower, as in effect three (3) Business Days after the date of receipt by Lender of the request of or on behalf of Borrower for such Eurodollar Rate Loans in accordance with the terms hereof, whether such rate is higher or lower than any rate previously quoted to Borrower).
     d) Notwithstanding anything to the contrary contained in clause (a) of this definition, the Interest Rate shall mean the rate of two (2.00%) percent per annum in excess of the Prime Rate as to Prime Rate Loans and the rate of four (4.00%) percent per annum in excess of the Adjusted Eurodollar Rate as to Eurodollar Rate Loans, at Lender’s option, without notice, i) either (1) for the period on and after the date of termination or non-renewal hereof until such time as all Obligations are indefeasibly paid and satisfied in full in immediately available funds, or (2) for the period from and after the date of the occurrence of any Event of

Default, and for so long as such Event of Default is continuing as determined by Lender and ii) on the Loans to Borrower at any time outstanding in excess of the lending formulas set forth in Section 2.1(a) or the Maximum Credit (whether or not such excess(es) arise or are made with or without Lender’s knowledge or consent and whether made before or after an Event of Default).”
Collection of Accounts. The first sentence of Section 6.3(b) of the Loan Agreement is hereby amended and restated in its entirety as follows:
     “(b) For purposes of calculating interest on the Obligations, such payments or other funds received will be applied (conditional upon final collection) to the Obligations on the Business Day of receipt of immediately available funds by Lender in the Lender Payment Account.”
Amendment to Payments. Section 6.4(a) of the Loan Agreement is hereby amended and restated in its entirety as follows:
     “e) All Obligations shall be payable to the Lender Payment Account as provided in Section 6.3 or such other place as Lender may designate from time to time. Lender shall apply payments received or collected from Borrower or any Obligor or for the account of Borrower or any Obligor (including the monetary proceeds of collections or of realization upon any Collateral) as follows: first, to pay any fees, indemnities or expense reimbursements then due to Lender from Borrower or any Obligor; second, to pay interest due in respect of any Loans; third, to pay principal in respect of the Loans and to pay or prepay Obligations arising under or pursuant to any Hedge Agreements of Borrower (up to the amount of any then effective Reserve established in respect of such Obligations), on a pro rata basis; fourth, to pay or prepay any other Obligations whether or not then due, in such order and manner as Lender determines or to be held as cash collateral in connection with any Letters of Credit or other contingent Obligations (but not including for this purpose any Obligations arising under or pursuant to any Bank Products); and fifth, to pay or prepay any Obligations arising under or pursuant to any Bank Products (other than to the extent provided for above) on a pro rata basis. Notwithstanding anything to the contrary contained in this Agreement, i) unless so directed by Lender, or unless a Default or an Event of Default shall exist or have occurred and be continuing, Lender shall not apply any payments which it receives to any Eurodollar Rate Loans, except (1) on the expiration date of the Interest Period applicable to any such Eurodollar Rate Loans or (2) in the event that there are no outstanding Prime Rate Loans and ii) to the extent Borrower uses any proceeds of the Loans or Letters of Credit to acquire rights in or the use of any Collateral or to repay any Indebtedness used to acquire rights in or the use of any Collateral, payments in respect of the Obligations shall be deemed applied first to the Obligations arising from Loans and Letters of

Credit that were not used for such purposes and second to the Obligations arising from Loans and Letters of Credit the proceeds of which were used to acquire rights in or the use of any Collateral in the chronological order in which Borrower acquired such rights in or the use of such Collateral.”
Bank Products. Section 6 of the Loan Agreement is hereby amended by the addition thereto of the following new Section 6.9:
     “6.9 Bank Products. Borrower may (but is not required to) request that Lender or its Affiliates provide or arrange for Borrower to obtain Bank Products, and Lender may, in its sole discretion, provide or arrange for Borrower to obtain the requested Bank Products. Borrower acknowledges and agrees that the obtaining of Bank Products f) is in the sole discretion of Lender, and g) is subject to all rules and regulations of Lender with respect thereto. In addition to any other Availability Reserves established hereunder, Lender may, at its option, establish an Availability Reserve to reflect obligations, liabilities or indebtedness (contingent or otherwise) of Borrower to Lender or any Affiliate of any Lender arising under or in connection with any Bank Products to the extent that such obligations, liabilities or indebtedness constitute Obligations as such term is defined herein or otherwise receive the benefit of the security interest of Lender in any Collateral.”
Encumbrances. Section 9.8(a) is hereby amended and restated in its entirety as follows:
     “(a) the security interests and liens of Lender (and, in the case of Bank Products, any Affiliate of Lender);”
Indebtedness. Section 9.9 is hereby amended by the addition thereto of the following:
     “(e) Indebtedness of any Borrower or Guarantor entered into in the ordinary course of business pursuant to a Hedge Agreement;”
Amendment to Financial Covenants. Section 9.13 and Section 9.14 are hereby amended and restated in their entirety as follows, respectively:
     “9.13 EBITDA. If, at any time, Excess Availability is less than $20,000,000, then Borrower shall, at all times, maintain EBITDA of not less than $100,000,000.
     9.14 Maximum Capital Expenditures. Borrower and its Subsidiaries on a consolidated basis shall not make Capital Expenditures during any fiscal year that exceed in the aggregate the amount of $10,000,000, provided, however, that the amount of permitted Capital Expenditures during any fiscal year will be increased by the lesser of (a) the amount equal to the difference between the Capital Expenditures limit specified above for the immediately preceding fiscal year minus the actual amount of any Capital Expenditures expended during such immediately preceding fiscal year, and (b) $2,500,000 (the “Carry Over Amount”). For purposes of measuring compliance with the covenant set forth herein, the Carry Over Amount shall be deemed to be the last amount spent on Capital Expenditures in the succeeding year.”
Term. Section 12.1(a) of the Loan Agreement is hereby amended and restated in its entirety as follows:
     “(a) This Agreement and the other Financing Agreements shall become effective as of the date set forth on the first page hereof and shall continue in full force and effect for a term ending March 8, 2010 (the “Renewal Date”), and from year to year thereafter, unless sooner terminated pursuant to the terms hereof. Lender or Borrower may terminate this Agreement and the other Financing Agreements effective on the Renewal Date or on the anniversary of the Renewal Date in any year by giving to the other party at least sixty (60) days prior written notice; provided, that, this Agreement and all other Financing Agreements must be terminated simultaneously. Upon the effective date of termination or non-renewal of the Financing Agreements, Borrower shall pay to Lender, in full, all outstanding and unpaid Obligations and shall furnish cash collateral to Lender in such amounts as Lender determines are reasonably necessary to secure Lender from loss, cost, damage or expense, including attorneys’ fees and legal expenses, in connection with any contingent Obligations, including issued and outstanding Letter of Credit Accommodations and checks or other payments provisionally credited to the Obligations and/or as to which Lender has not yet received final and indefeasible payment and any continuing obligations of Lender to any bank or other financial institution under or pursuant to any Deposit Account Control Agreement and for any of the Obligations arising under or in connection with any Bank Products in such amounts as Lender may require (unless such Obligations arising under or in connection with any Bank Products are paid in full in cash and terminated in a manner satisfactory to Lender). Such cash collateral shall be remitted by wire transfer in Federal funds to such bank account of Lender, as Lender may, in its discretion, designate in writing to Borrower for such purpose. Interest shall be due until and including the next Business Day, if the amounts so paid by Borrower to the bank account designated by Lender are received in such bank account later than 12:00 noon, New York City time.”

Representations, Warranties and Covenants. In addition to the continuing representations, warranties and covenants heretofore or hereafter made by Borrower and Maple to Lender pursuant to the Financing Agreements, Borrower and Maple hereby represent, warrant and covenant with and to Lender as follows (which representations, warranties and covenants are continuing and shall survive the execution and delivery hereof and shall be incorporated into and made a part of the Financing Agreements):
No Event of Default exists or has occurred and is continuing on the date hereof, after giving effect to the terms of this Amendment.
This Amendment has been duly executed and delivered by Borrower and Maple and is in full force and effect as of the date hereof, and the agreements and obligations of Borrower and Maple contained herein constitute the legal, valid and binding obligations of Borrower and Maple enforceable against Borrower and Maple in accordance with its terms.
Effect of this Amendment. This Amendment shall be effective upon execution by Lender, Maple and Borrower and contains the entire agreement of the parties with respect to the subject matter hereof and supersedes all correspondence, memoranda, communications, discussions and negotiations with respect thereto. No existing defaults or Events of Default and no rights or remedies of Lender have been or are being waived hereby and no changes or modifications to the Financing Agreements have been or are being made or are intended hereby, except as expressly set forth herein, and in all other respects the Financing Agreements are hereby specifically ratified, restated and confirmed by all parties hereto as of the date hereof. In the event that any term or provision of this Amendment conflicts with any term or provision of the Financing Agreements, the term or provision of this Amendment shall control.
Counterparts. This Amendment may be executed and delivered in counterparts.
[SIGNATURE PAGE FOLLOWS]

Very truly yours, WACHOVIA BANK, NATIONAL ASSOCIATION
By:	/s/Constantine Krikos
Title: Relationship Manager/Associate Vice President

AGREED AND ACCEPTED: LIGGETT GROUP LLC
By:	/s/ Charles M. Kingan Jr.
Title: Manager

100 MAPLE LLC
By:	/s/ Charles M. Kingan Jr.
Title: Manager